UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


                               Apco Argentina Inc
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)

                                    037489101
                             ---------------------
                                 (CUSIP Number)

           I. Wistar Morris, III Morris Investment Management Company
      200 Four Falls Corporate Center, Ste. 208, W. Conshohocken, Pa 19428
     ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                      Fiscal Year ending December 31, 1997
                        --------------------------------
             Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 037489101                                           Page 2 of 5 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      I. Wistar Morris, III
      |      SS# ###-##-####
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
      |        N/A
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        PF
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |          N/A                                                       |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |      Pennsylvania, U.S.
      |
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   160,319
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   None
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   160,319
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   213,750
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     374,069
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |     N/A                                                            |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     5.08%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                    FILED BY I. WISTAR MORRIS, III REGARDING
                                 APCO ARGENTINA


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock of Apco Argentina (the "company"). The Company's principal offices are located at P.O. Box 2400 Tulsa OK. 74102

ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the person filing this statement is I. Wistar Morris, III, an individual (the "reporting person"). The reporting person's business address is c/o Boenning and Scattergood, Inc., 200 Four Falls Corporate Center, Suite 208 W. Conshohocken, Pa. 19428. He is employed as a registered representative at Boenning & Scattergood, Inc., which is a NASD registered broker-dealer. The reporting person is also president of Morris Investment Management Company, a registered investment advisor.

         During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

         The reporting person is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This schedule 13D covers 160,319 shares beneficially owned by Morris individually and through his immediate family and 213,750 shares as to which Morris has been given discretionary trading authority by certain of his customers in the course of his business as a registered securities representative (the "Discretionary Accounts"). Of the 160,319 shares beneficially owned by Morris individually and through his immediate family 24,559 shares are held in nominee name for his benefit; and 29,000 shares are held in his personal name: 57,187 shares are held for the benefit of his wife, 10,500 shares are held in trust for the benefit of Martha H. Morris, in nominee name; and 39,073 shares are held for the benefit of his children, who are minors. The custodian is his wife. The stock beneficially owned by Morris individually and through his immediate family was purchased through personal funds over a period of time beginning in April 1983 at various prices, through August 1991. Morris purchased the shares held on behalf of his children and transferred the shares by gift to his wife, custodian, for the benefit of his children. Similarly, the stock held in the Discretionary Accounts has been purchased in various amounts at different times and prices from April 1983 through 1995. Morris believes that such stock was purchased by his clients with personal funds, but has no personal knowledge of the source of funds. This Schedule 13D does not cover any shares held by other customers of Morris' as to which Morris has no discretionary trading authority and no voting power, and Morris disclaims beneficial ownership as to any such shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment.

         The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
         (j) of Item 4 of Schedule 13D, except that additional purchases may be made which would not result in the reporting person having beneficial ownership of 10% or more of the Issuer's outstanding common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (A) Morris individually and through his immediate family beneficially owns 160,319 shares of common stock of the Company, which based on the Company's interim report for the quarter ended Sept 17, 1997, represents approximately 2.17% of the outstanding stock. In addition, he has dispositive power with respect to 213,750 shares held in the Discretionary Accounts, about 3.04% of the outstanding stock as of Sept 16, 1997, giving Morris beneficial ownership of an aggregate of 374,069 shares, being approximately 2.90% of the outstanding stock as of the September 16, 1997.

         (B) Morris has the sole voting power and the sole dispositive power over 24,559 shares held for his benefit in nominee name and 29,000 shares held in personal name. He has no voting power but he has shared dispositive power with respect to the total 213,750 shares held in the Discretionary Accounts and 106,760 shares held by members of his immediate family.

         Morris' wife has sole voting power and shared dispositive power with respect to the shares held in nominee name for her benefit and with respect to shares held in her name as custodian on behalf of Morris's daughters.

         (C) Sole voting power and shared dispositive power as to those shares in the Discretionary Accounts are held by numerous investors who are clients of Morris' in his capacity as a registered securities representative. None of such individuals owns in excess of about one half of 1% of the outstanding shares.

         (D) The transactions effected by the reporting persons during the period covered by Item 5(c) are the following:


         (d)  Not Applicable

         (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 3, 1998


                              I. Wistar Morris, III